January 5, 2011

Mark Webb
Legal  Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622

Dear Mr. Webb:

Highlands Bankshares, Inc. (the “Company”) has received via fax your letter dated January 3, 2011 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009.

As discussed with Gregory Dundas of your office on January 4, 2011, we intend to provide our responses on or before January 27, 2011.

Please call me at (276) 628-9181 or email me at rlittle@hubank.com with any questions.

Sincerely,

/s/ Robert M. Little, Jr.

Robert M. Little, Jr.
Chief Financial Officer